manatt manatt | phelps | phillips	Renee E. Becker Manatt, Phelps & Phillips, LLP Direct Dial: (310) 312-4119 E-mail: rebecker@manatt.com

October 29, 2010	Client-Matter: 28791-031

Cicely LaMothe
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:	Shopoff Properties Trust, Inc.
Form 10-K for the year ended December 31, 2009
Forms 10-Q for the quarters ended March 31, 2010 and June 30, 2010
File No. 333-139042

Dear Ms. LaMothe:

On behalf of our client, Shopoff Properties Trust, Inc. (the “Registrant”), we acknowledge the receipt of your correspondence, dated October 25, 2010, regarding the above referenced periodic reports.

To the extent applicable for future filings, the Registrant will make the adjustments referred to in your Comment #1.  In response to Comment #2, the Registrant revised the Section 302 and Section 906 certifications and filed abbreviated amendments to the Form 10-K and Form 10-Qs on October 28, 2010.

 If you have any questions, please contact the undersigned at (310) 312-4119.

Sincerely, /s/ Renee E. Becker Renee E. Becker

cc:	Jorge Bonilla
Kevin M. Bridges
Mark J. Kelson, Esq.
Blase Dillingham

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